Exhibit 15


         IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                   IN AND FOR NEW CASTLE COUNTY


   .......................................X    C.A. No. 15880NC
                                          :
ANDREW KLOTZ on behalf of himself and     :
all others similarly situated,            :
                                          :    CLASS ACTION
                                          :    COMPLAINT
                     Plaintiff,           :
                                          :
               - against -                :
                                          :
PLY GEM INDUSTRIES, INC., JEFFREY S.      :
SILVERMAN, DANA R. SNYDER, HERBERT P.     :
DOOSKIN, ELIHU H. MODLIN, JOSEPH M.       :
GOLDENBERG, ALBERT HERSH and WILLIAM      :
LILLEY, III,                              :
                                          :
                     Defendant.           :
                                          :
 ..........................................X


      Plaintiff, by his attorneys, alleges upon information and belief, except for the allegations pertaining to plaintiff which he alleges upon knowledge, as follows:

      1. Plaintiff is and was, at all times relevant to this action, a shareholder of defendant Ply Gem Industries, Inc. ("PGI" or the "Company"). Plaintiff brings this suit on behalf of the public stockholders of PGI to redress wrongs arising out of
(i) the exploration of strategic alternatives undertaken by PGI and certain defendants named herein; (ii) the negotiation and execution of the Atrium Merger Agreement (defined below) pursuant to which PGI shareholders would receive $18.75 per share in cash, which agreement was terminated on or about July 24, 1997; (iii) the negotiation and execution of the Nortek Merger Agreement (defined below) and the Tender Offer (defined below) pursuant to which PGI shareholders will receive

$19.50 per share in cash; (iv) the payment of breakup and expense fees to Atrium in connection with the termination of the Atrium Merger Agreement in the amount of $12 million; and (v) the excessive payments to be received by certain defendants in connection with the foregoing transactions.

      2. Defendant PGI is a cporporation duly organized and existing under the laws of the state of Delaware, with its principal offices located at 777 Third Avenue, New York, New York. The Company is a leading manufacturer and distributor of building products used in remodeling and new construction of residential and light-commercial properties. PGI common stock trades on the New York Stock Exchange ("NYSE"). As of March 24, 1997, There were approximately 13.95 million shares of PGI common stock outstanding.

      3. a. Defendant Jeffrey S. Silverman ("Silverman") is and was, at all times relevant hereto, Chief Executive Officer and Chairman of the Board of Directors of PGI. Defendant Silverman has served as Chief Executive Officer of the Company since 1984 and as Chairman of the Board since 1985.

         b. Defendant Silverman owns approximately 4.2 million shares or 25% of PGI common stock outstanding. During 1996, defendant Silverman received a salary of $2.49 million, a bonus of $2.1 million, and a long term compensation award consisting of options for 750,000 shares of PGI stock. Defendant Silverman's compensation is determined in accordance with the provisions of an employment agreement with the Company dated July 17, 1986, as amended on


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


October 1, 1987, June 2, 1990, February 19, 1991, November
3, 1992, December 23, 1992, December 31, 1994, June 10, 1995,
August 1, 1995, April 30, 1996, December 27, 1996 and April 11, 1997. Defendant Silverman's employment agreement contains non-compete covenants applicable during the term of the agreement and for a two year period thereafter. The non-compete provisions in Silverman's employment agreement (and in the publicly available amendments) provide that the non-compete provisions are rendered ineffective "in the event of a change in control and [Silverman's] employment is terminated as a result thereof."

      4. Defendant Dana R. Snyder ("Snyder") is and was, at all times relevant hereto, President, Chief Operating Officer and a Director of PGI. Snyder has served in those positions since joining the Company in June, 1995. Defendant Snyder owns approximately 0.9 million shares or 6.2% of the outstanding common stock of PGI. During 1996, Snyder received salary of $0.44 million, bonus of $0.89 million and a long term compensation award consisting of options for 366,842 shares of PGI common stock. Defendant Snyder has an employment agreement with PGI providing, among other things, for Snyder's continued employment in his current position until June 5, 1999. In connection with the Nortek Merger Agreement and the Tender Offer, defendant Snyder is expected to receive aggregate consideration for his options of $3,625,526.

      5. Defendant Herbert P. Dooskin ("Dooskin") is and was, at all times relevant hereto, Executive Vice President and a director of the Company.


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


Dooskin joined the Company in 1986 and became a director in the same year. Defendant Dooskin owns approximately 0.5 million shares or 3.4% of the outstanding common stock of PGI. Defendant Dooskin has an employment agreement with PGI providing, among other things, for Dooskin's continued employment in his current position until April 15, 2000. Defendant Dooskin's agreement contains non-compete covenants applicable during the terms of the agreement and for periods thereafter.

      6. Defendant Elihu H. Modlin ("Modlin") is and was, at all times relevant hereto, a director of the Company, a position he has held since 1992, and general counsel to the Company, a position he has held since 1960. He is a partner in the law firm of Messrs. Elihu H. Modlin and Charles M. Modlin. During 1996, the Company paid $975,000 for professional services rendered by defendant Modlin's law firm. Defendant Modlin is also a member of the Company's Compensation Committee. Charles Modlin, the son of defendant Modlin, is the secretary of PGI.

      7. Defendant Joseph M. Goldenberg ("Goldenberg") is and was, at all times relevant hereto, a director of the Company. Goldenberg is a co-founder of Goldenberg Group, Inc., wholly owned subsidiary of the Company, and served as its Chairman from 1983 through 1994. He currently serves as a consultant to the Company. He has been a director of the Company since 1983. During 1996, the Goldenberg Group, Inc., paid Goldenberg $287,397 in consulting fees.

      8. Defendant Albert Hersh ("Hersh") is and was at all times relevant hereto a Director of the Company. Hersh, a co-founder of the Company, has served


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


on the Company's board since 1954. He provides consulting services to the Company. Defendant Hersh is a member of the Company's Compensation Committee. As a consultant to PGI during
1996, defendant Hersh was paid $91,000.

      9. Defendant William Lilley, III ("Lilley") is and was, at all times relevant hereto, a Director of the Company, a position he has held since October 1994. He is President of Policy Communications, Inc., a business consulting firm based in Washington, D.C. During 1996, PGI paid Policy Communications, Inc., $25,000 for consulting services. Defendant Lilley is a member of the Compensation Committee of the PGI board.

      10. The individual defendants named in paragraphs 3-9 above (hereinafter, the "Individual Defendants"), are directors and/or officers of PGI and, as such, have a fiduciary relationship and responsibility to plaintiff and the other shareholders of the Company and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                     CLASS ACTION ALLEGATIONS

      11. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of himself and all other shareholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant), who are or will be adversely affected by the conduct of the defendants as more fully described herein (the "Class").


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


      12. This action is properly maintainable as a class action for the following reasons:

           (a) The Class is so numerous that joinder of all members is impracticable. As of March 24, 1997, PGI had approximately 13.95 million shares of common stock outstanding;

           (b) The members of the Class are scattered throughout the United States and are so numerous as to make it impracticable to bring them all before this Court;

           (c) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

                (1)  whether the Individual Defendants are
breaching their fiduciary duties owed by them to plaintiff and members of the class;

                (2) whether plaintiff and the other members of the Class will be irreparably damaged by defendants' wrongful conduct alleged herein and if so, what is the proper remedy and/or measure of damages.

           (d) The claims of plaintiff are typical of the claims of the Class in that all members of the Class will be damaged alike by defendants' actions.

           (e) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.


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


           (f) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class.

           (g) Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

                         CLAIM FOR RELIEF

The Nortek Merger Agreement

      13. On or about July 24, 1997, Nortek announced that it had entered into an agreement with PGI pursuant to which Nortek would acquire all outstanding shares of PGI common stock for $19.50 per share (the "Nortek Merger Agreement"). Pursuant to the Nortek Merger Agreement, Nortek announced that it expected to commence a tender offer by July 29, 1997 for all outstanding shares of PGI common stock (the "Tender Offer"). Any shares not acquired in the Tender Offer will be acquired by a merger of PGI with a subsidiary of Nortek following consummation of the Tender Offer.

      14. Concurrent with the announcement of the Nortek Merger Agreement, PGI announced that it had terminated the merger agreement dated June 24, 1997 (the "Atrium Merger Agreement") entered into by PGI and Atrium Acquisition Holdings Corp. ("Atrium"), an affiliate of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"). In connection with the termination of the Atrium Merger

Agreement, PGI paid Atrium $9.5 million in breakup fees and up to $2.5 million for reimbursement of expenses. Nortek provided funds for the payment of such amounts to Atrium by purchasing from PGI 640,000 shares of PGI stock at $18.75 per share.

      15. Concurrently with the execution and delivery of the Nortek Merger Agreement, defendant Silverman entered into a Non-Compete and Termination Agreement with Nortek and the Company (the "Non-Compete and Termination Agreement"). Pursuant to the Non-Compete and Termination Agreement, as of the consummation of the Tender Offer, defendant Silverman will resigns as an officer and director of the Company and each of its subsidiaries, and his employment agreement with the Company, which has a current term through April 30, 2007, will be terminated in full. As liquidated damages for the termination of Silverman's employment agreement, the Company will make a payment to defendant Silverman in the amount of $22,592,150, reduced by any amounts advanced to defendant Silverman prior to such termination as bonus for 1997 under the terms of his employment agreement with the Company.

      16. Pursuant to the Non-Compete and Termination Agreement, effective as of the termination of defendant Silverman's employment agreement, the Company will also forgive certain indebtedness of defendant Silverman to the Company in the aggregate principal amount of $17,407,850 plus an undisclosed amount of accrued interest, if any, $11,407,850 of which purportedly shall represent liquidated damages for the termination of Silverman's employment agreement and the


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


remainder of which shall be in consideration of defendant Silverman's noncompetition agreement. Thus, the liquidated damages for the termination of Silverman's employment agreement total $34 million. The consideration being paid to Silverman for his two year non-compete covenant totals $6 million plus the amount of accrued interest, if any, on Silverman's indebtedness to PGI of $17,407,850, which amount has not been disclosed publicly.

The Exploration of Strategic Alternatives

      17. On August 2, 1995, PGI announced that it had retained the investment banking firm of Bear Stearns & Co. Inc. ("Bear Stearns") to explore various strategic alternatives "to accelerate the maximization of shareholder value, including the possible sale of the Company." Between August 1995 and February 1996, PGI was shopped to various parties, some of which entered confidentiality and standstill agreements and received non-public information regarding the Company.

      18. On or about September 27, 1995, the Company and Nortek entered into a confidentiality agreement dated September 27, 1995 (the September 27, 1995 Confidentiality Agreement"). Pursuant to that agreement, the Company provided Nortek and its representatives certain information and material concerning the Company on a confidential basis. Nortek also agreed on behalf of itself and its affiliates to certain standstill provisions for a period of two years with respect to certain actions involving or leading to a transaction with the Company without the prior consent of the Company.

      19. In or about February 1996, PGI received a non-binding indication of interest from a person or entity not publicly identified for an acquisition of the Company at $17.00 per share.
At or about the same time, Nortek expressed an interest in exploring a possible merger with the Company.

      20. Over the next several months, Nortek's chief executive officer, met with defendants Silverman and Snyder to discuss a possible stock-for-stock merger. Although Nortek never specifically terminated discussions with PGI, on July 16, 1996, "in view of the lack of progress," the Board determined that stockholder value could best be maximized through internal growth and without the sale of the Company. In a press release dated July 16, 1996, the Company announced that it had decided against selling the Company because "a four-fold increase in second quarter earnings proves that its efforts to increase profits are working."

      21. From October, 1996 through January, 1997, defendants Silverman and Snyder purportedly discussed other possible transactions, including a recapitalization of the Company, which contemplated, among other things, that defendant Silverman's employment agreement would be terminated in consideration of certain payments and defendant Snyder would have become Chief Executive Officer of the Company.

      22. In March 1997, defendant Silverman engaged another investment banking firm -- the identity of which firm has not been publicly disclosed -- to assist him in exploring a possible leveraged buyout of PGI and to identify one or more


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



potential financial partners to join with defendant
Silverman if he decided to pursue such a transaction involving the Company.

      23. Thereafter, in April 1997, the unidentified investment banker contacted six leveraged buyout firms, which firms entered into confidentiality agreements containing two year "standstill" provisions prohibiting any acquisition proposals for the Company, except with the prior approval of defendant Silverman or the prior approval of the Company's Board of Directors. The standstill provisions extracted by Silverman and his banker were designed to protect defendant Silverman's interests rather than those of the public shareholders. In the event that Silverman gave his prior approval to an acquisition proposal, the leveraged buyout firm could proceed with an offer, irrespective of the fact that the Company might not consider such proposal to be in the best interests of the PGI shareholders other than Silverman.

      24. Each of the leveraged buyout firms was advised that defendant Silverman did not wish to become chief executive officer of a privately-held company and that defendant Snyder would want to serve as chief executive officer. Each of such firms was further advised to assume that (i) defendant Silverman's employment agreement would be terminated as part of any such transaction; (ii) in analyzing any such transaction, defendant Silverman would receive a total of $25 million in connection with such termination and $2 million per year for five years in consideration of certain non-competition agreements entered into by defendant


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


Silverman, and (iii) the Company would forgive all of defendant Silverman's indebtedness to the Company.

      25. The assumptions which defendant Silverman and his banker provided to the six leveraged buyout firms did not comport with the actual terms of Silverman's existing employment contract. As described above, the non-compete covenants in the employment agreement became ineffective if there were a change in control and Silverman's employment were terminated as a result thereof. Nothing in the publicly available amendments to the employment agreement varied this term or permitted Silverman to determine unilaterally that he did not "wish" to continue in his position and thereby avoid his obligations to comply with the existing two year non-compete covenants in his employment agreement.

      26. During May 1997, Hicks Muse and two other leveraged buyout firms expressed interest in the type of transaction dictated by defendant Silverman and his banker. Defendants Silverman and Snyder decided to pursue negotiations with Hicks Muse, which had expressed interest at a price of $17 to $19 per share of PGI common stock.

      27. Concurrent with their pursuit of transactions with leveraged buyout firms in which each of them would have an equity interest, defendants Silverman and Snyder continued to meet with Nortek. By May 1997, Nortek was expressing interest at a price of $17 per share.

      28. During May 1997, Hicks Muse advised Silverman of an indication of interest in acquiring PGI at $18 per share. The Hicks Muse indication of interest contemplated that defendant Silverman would retain an equity interest in the Company or Atrium and would receive a payment of $30 million in consideration of the termination of his employment agreement and certain non-competition agreements and Silverman's indebtedness to the Company would be forgiven. Additionally, the Company would pay Hicks Muse a $15 million "breakup" fee. Subsequently, defendant Silverman advised Hicks Muse that he would forego an equity interest in the Company or Atrium.

      29. By mid-May, 1997, Nortek was expressing interest in an acquisition of the Company by Nortek at a price of $18. Notably, in contrast to the $30 million payment contemplated by the Hicks Muse indication of interest, at this juncture, Nortek's indication of interest still contemplated that Silverman would receive only $20 million for such termination and a consulting agreement.

      30. During early June, Hicks Muse and Nortek requested, as a condition to further exploration of a transaction, that the Company agree to a period of exclusivity.

      31. Although Nortek remain subject to the terms of the standstill agreement contained in the September 27, 1995 confidentiality agreement and thus could not make an offer without the prior consent of the Company, Silverman nevertheless sought to have Nortek enter into another such agreement thereby delaying Nortek's commencement of its due diligence.

      32. On June 11, 1997 at the request of the PGI board, Silverman and defendant Lilley, without benefit of independent counsel, met with two investment banking firms identified by defendant Silverman to select a banker to advise the Board. Later that day. the PGI board authorized the retention of Furman Selz.

      33. On June 16, four days prior to the execution of an exclusivity agreement between Hicks Muse and PGI, Nortek informed defendant Silverman that Nortek would be prepared to offer $20 per share to acquire PGI, subject to, inter alia, the termination of Silverman's employment on substantially the same terms as had previously been discussed (i.e., the payment of $20 million and a consulting agreement). Nortek also stated that it would execute the proposed new confidentiality agreement if the standstill period were reduced from two years to one year. On June 17, Nortek confirmed its proposal in writing.

      34. At a June 20, 1997 PGI board meeting, defendant Silverman reported that Hicks Muse was not prepared to increase its proposed merger price above $18. Furman Selz indicated to the PGI board that it expected to opine that the $18 price was fair. Furman Selz made a presentation regarding Silverman's employment agreement which failed to address the fairness of the Atrium Non-Compete and Termination Agreements to PGI's public shareholders. The PGI board failed to consider the difference between what Silverman would receive for the termination of his employment agreement under the Atrium and Nortek proposals.

      35. The Individual Defendants also failed to consider whether (i) the terms of the Atrium Non-Compete and Termination Agreement with defendant Silverman were fair to the public shareholders of PGI given the fact that any decrease in the amount payable to defendant Silverman would likely result in an increase in the amount paid to the Company's public shareholders; and (ii) whether the interests of the public shareholders in receiving $20 per share rather than $18 per share outweighed Silverman's interests in receiving an additional $10 million.

      36. By June 22, Hicks Muse agreed to raise the proposed merger price to $18.75 and to reduce its termination and expense reimbursement fees to $12 million. Thus, as of June 23, 1997, there were in effect two competing bids for PGI: one from Atrium at $18.75 and one from Nortek at $20.

      37. At a June 23, 1997 PGI board meeting, the PGI board was advised that Hicks Muse expected to execute the Atrium Merger Agreement the next morning. Furman Selz advised the Board that it would be prepared to render a fairness opinion on the proposed transaction. Furman Selz made another presentation regarding the Silverman employment agreement.

      38. That evening, Nortek reiterated to defendant Silverman its continuing interest in a transaction at $20 per share or more. On June 24, 1997, PGI representatives delivered proposed agreements and related schedules to Nortek,


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


including agreements similar to the Atrium Non-Compete and Termination Agreement (with the amounts to be received by defendant Silverman the same as under such agreement). In short, confronted with two potential bids, one at $18.75 and one at $20 per share, defendant Silverman, still persisted in furthering his own individual interests to extract the same exorbitant payment from Nortek as he had obtained from Atrium for the proposed termination of his employment agreement.

      39. On the morning of June 24, Nortek raised questions about certain information included in the draft schedules furnished to it that morning of which it indicated it had not previously been aware. These concerns pertained to the amount of one-time expenses payable to certain non-director managers in connection with a change of control, which expenses were approved by the PGI board on June 17, 1997.

      40. At a PGI June 24, 1997 board meeting, defendant Silverman advised the Board that Nortek might be prepared to pay up to $21 and expected to be in a position to execute definitive agreements by the following evening. Nevertheless, the PGI board approved the Atrium Merger at approximately 3:45 p.m. and the Atrium Merger Agreement and related documents were executed shortly thereafter.

      41. Later that evening, at approximately 6:20 p.m., PGI received Nortek's proposal, not subject to financing, to acquire
PGI for $20.25.

      42. On the morning of June 25, 1997, the Atrium Merger at
$18.75 per share was announced and Nortek withdrew its higher proposal.


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


      43. On July 14, 1997, PGI was advised that Nortek was prepared to offer $19.50 to acquire PGI. Nortek was also prepared to sign a Non-Compete and Termination Agreement with defendant Silverman providing for the same termination payment to which Atrium had agreed. Silverman had finally succeeded in extracting from Nortek the same personal consideration he had garnered from Atrium. Silverman's insistence upon furthering his own selfish ends, however, will cost PGI's public shareholders 75(cent) per share, the difference between Nortek's June 24, 1997 proposal at $20.25 per PGI share and its July 14, 1997 offer at $19.50 per PGI share.

      44. On July 24, 1997, the Company terminated the Atrium Merger Agreement and, with monies received from the sale of 640,000 shares of PGI stock to Nortek, paid Atrium a $12 million termination fee and reimbursement of expenses. In connection with the Nortek Merger, Furman Selz delivered a fairness opinion which failed to address the fairness of Nortek's termination agreement with Silverman, the present value of Silverman's employment agreement and the assumptions underlying Furman Selz' calculation of the present value of said agreement.

      45. Silverman and the other Individual Defendants have breached their fiduciary duties to Class members in subordinating the interests of PGI's public shareholders to defendant Silverman's own individual interests. At every turn, defendant Silverman was given free rein by the PGI board of directors to pursue his own interests irrespective of the detriment which would inure to the interests of plaintiff and the Class. No special committee of outside directors was ever formed at any time during the course of the Company's exploration of strategic alternative starting in August 1995, and defendant Silverman was permitted to structure the "strategic alternatives exploration" process throughout the past two years to further his own individual interests at the expenses of the interests of the other public shareholders. Thus, for example, without benefit of a special committee, Silverman negotiated a leveraged buyout with Hicks Muse in which he would be paid an exorbitant sum for his employment agreement while concurrently negotiating with Nortek. Defendant Silverman was conflicted throughout his negotiations with Hicks Muse and Nortek by virtue of the fact that the two potential bidders were not both willing to pay him the same exorbitant sums to obtain the termination of his employment agreement. In consequence of Silverman's actions, Nortek was precluded from proceeding with an offer of at least $20.25 or even higher and the shareholders of PGI were deprived of the best and highest price for their PGI shares.

      46. The size of defendant Silverman's demands for compensation were an obstacle to any effort to maximize shareholder value for plaintiff and the Class. The Individual Defendants breached their fiduciary obligations to PGI's public shareholders by failing to ensure that defendant Silverman's interests were not paramount to those of the Company's public shareholders. The Individual Defendants never created a special committee of outside directors or put into place any other procedural safeguard to ensure the success of the value maximization process that had been undertaken because of the Company's disappointing results and stock price.


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


Instead, during that two year interval and despite Silverman's own admission that the stock price of the Company was languishing, Silverman's employment agreement was repeatedly amended in undisclosed ways and Silverman was given free rein to direct, without any participation by an independent director or a special committee, the course of PGI's exploration of strategic alternatives. Moreover, because of the absence of a special committee or of any truly independent board members and the failure to obtain adequate independent legal and financial advice, the Individual Defendants' consideration of the terms of the agreements with defendant Silverman was seriously flawed.

      47. By virtue of the acts and conduct alleged herein, the defendants, who control PGI, have carried out a preconceived plan and scheme to place Silverman's personal interests ahead of the interests of PGI's public shareholders. The defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the PGI's public shareholders.

      48. As a result of the actions of the defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of PGI's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their PGI shares of common stock.

      49. Plaintiff and the Class have no adequate remedy at law.


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

      WHEREFORE, plaintiff prays for judgment and relief as follows:

      A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

      B. Directing defendants to account to Class members for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

      C. Directing defendants to account for any profits wrongfully obtained by any of the defendants as a result of the wrongs complained of herein;

      D. Imposing a constructive trust upon all monies paid by Nortek and PGI to any defendant as a result of such defendant's breach of his fiduciary duties to PGI and its public shareholders;

      E. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's counsels' and experts' fees; and

      F. Granting such other and further relief as the Court may deem just and proper.



                               ROSENTHAL, MONHAIT, GROSS &
                                 GODDESS, P.A.



                               By:____________________________
                               919 Market Street
                               Mellon Bank Center, Suite 1401
                               Wilmington, Delaware  19801
                               (302) 656-4433
                               Attorneys for Plaintiff


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



OF COUNSEL:


ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York  10016
(212) 889-3700

SCHIFFRIN & CRAIG, LTD.
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania  19004
(610) 667-7706



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